Memorandum of Agreement with Chongqing Iron and Steel(Group)

On September 22, POSCO signed a memorandum of agreement with Chongqing Iron and Steel (Group) Company Limited in China (“Chongqing”) for the construction of a FINEX integrated steelworks with annual crude steel production capacity of 3 million tons (“Steelworks”). The Steelworks will be jointly owned and operated by POSCO and Chongqing.